Exhibit 99.1

UTStarcom Reports Unaudited GAAP Financial Results for the Fourth Quarter and Full year 2015

- Exceeded Q4 Revenue Expectations -

- Q4 gross margin improved to 30.1% -

- Achieved operating profitability and positive operating cash flow in Q4 -

Hong Kong, China, March 11, 2016 — UTStarcom Holdings Corp. (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the fourth quarter and full year 2015.

Mr. Tim Ti, UTStarcom’s Chief Executive Officer, stated, “We made good progress in transforming our business in 2015. We brought discipline and efficiency to our business, improved gross margin, and maintained a strong balance sheet. We restructured our business to be more focused and more nimble going forward. We continued to invest in research and development as well as important client relationships, evolving our product mix to increase the weight of high margin product offerings. We further streamlined our operational efficiencies while investing in technologies and future growth. ”

Full Year 2015 Milestones and Operating Highlights

•	Introduced the Software-defined Open Optical (SOO), our new Software Defined Network (SDN) product line that provides SDN Bandwidth on Demand (BoD) service for Ethernet leased subscriber.

•	Introduced new centralized Layer3 Solution with SDN/NFV (Network Function Virtualization) enabling that implements L3 VPN service over Packet Optical Transport network to bolster its packet optical transport and SDN portfolio.

•	Introduced new NG-PTN product line featuring higher efficiency and advanced SDN-based features.

•	Established virtual broadband gateway business as a new standalone entity, Virtual Gateway Labs (VGL), focusing on enterprise and residential customers in the U.S. market.

Full Year 2015 Financial Performance Highlights

•	Full year 2015 GAAP revenues were $117.1 million, a decrease of 9.5% from $129.4 million for 2014. Full year 2015 Non-GAAP revenues were $101.6 million, a decrease of 18.8% from $125.2 million for 2014.

•	Full year 2015 GAAP gross margin was 23.8%, compared to 17.1% for 2014. Full year 2015 Non-GAAP gross margin was 21.2%, compared to 17.7% for 2014.

•	Full year 2015 GAAP operating expenses were $32.9 million, a decrease of 9.2% from $36.2 million for 2014. Full year 2015 Non-GAAP operating expenses were $31.4 million, a decrease of 7.7% from $34.0 million for 2014.

•	Full year 2015 GAAP operating loss was $5.0 million, compared to $14.1 million for 2014. Full year 2015 Non-GAAP operating loss was $9.8 million, compared to $11.8 million for 2014.

•	Full year 2015 GAAP net loss attributable to UTStarcom’s shareholders was $19.7 million, compared to net loss of $30.3 million for 2014. Full year 2015 Non-GAAP net loss attributable to UTStarcom’s shareholders was $24.5 million, compared to net loss of $28.0 million for 2014.

•	Full year 2015 GAAP basic net loss per share was $0.53, compared to basic net loss per share of $0.81 for 2014. Full year 2015 Non-GAAP basic net loss per share was $0.66, compared to basic net loss per share of $0.75 for 2014.

•	As of December 31, 2015, cash and cash equivalents were $77.1 million.

Mr. Min Xu, UTStarcom’s Chief Financial Officer, said, “By executing our strategy of transformation during the year, we were able to deliver better gross margin with a modified revenue profile. Non-GAAP operating expenses declined 7.7% with increased operation efficiencies. We continued to enhance shareholder value and spent $3.7 million on share repurchase program in 2015.”

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

Fourth Quarter and Full Year 2015 Financial Results

Total Revenues

Three months ended December 31, 2015 and 2014

Total revenues for the fourth quarter of 2015 were $26.1 million, a decrease of 20.7% from $32.9 million for the corresponding period in 2014.

Total Non-GAAP revenues for the fourth quarter of 2015 were $25.7 million, a decrease of 10.4% from $28.7 million for the corresponding period in 2014.

•	Non-GAAP net sales from equipment for the fourth quarter of 2015 were $19.7 million, a decrease of 17.3% from $23.8 million for the corresponding period in 2014. The decrease was mainly due to 1) a strategic reduction of the lower margin value added Third Party Sales (“TPS”) by more than $1.4 million; 2) part of the India MSAN revenue amortization has expired.

•	Non-GAAP net sales from equipment-based services for the fourth quarter of 2015 were $6.0 million, an increase of 23.0% from $4.9 million for the corresponding period in 2014.

Full year 2015 and 2014

Total revenues for 2015 were $117.1 million, a decrease of 9.5% from $129.4 million for 2014.

Total Non-GAAP revenues for 2015 were $101.6 million, a decrease of 18.8% from $125.2 million for 2014.

•	Non-GAAP net sales from equipment for 2015 were $78.1 million, a decrease of 23.4% from $102.0 million for the corresponding period in 2014. The decrease was mainly due to 1) a strategic reduction of the lower margin value added TPS sales by more than $24.2 million; and 2) the legacy Gigabit Ethernet Passive Optical Network (“GEPON”) revenue decrease of $9.0 million, partially offset by PTN sales increase of $10.1 million.

•	Non-GAAP net sales from equipment-based services for 2015 were $23.5 million, a decrease of 2.2% from $23.1 million for the corresponding period in 2014.

Gross Profit

Three months ended December 31, 2015 and 2014

Gross profit was $7.9 million and gross margin was 30.1% for the fourth quarter of 2015, compared to $3.4 million and 10.3%, respectively, for the corresponding period in 2014.

Non-GAAP gross profit was $7.9 million and gross margin was 30.6% for the fourth quarter of 2015, compared to $3.4 million and 11.9% for the corresponding period in 2014.

•	Non-GAAP gross profit for equipment sales for the fourth quarter of 2015 was $6.4 million, an increase of 117.0% from $3.0 million for the corresponding period in 2014. Non-GAAP gross margin for equipment sales for the fourth quarter of 2015 was 32.6%, compared to 12.4% for the corresponding period in 2014. The increase in gross profit was primarily due to increase of high margin PTN sales in the fourth quarter of 2015.

•	Non-GAAP gross profit for equipment-based services for the fourth quarter of 2015 was $1.4 million, compared to gross profit of $0.5 million for the corresponding period in 2014. Non-GAAP gross margin for equipment-based services for the fourth quarter of 2015 was 23.8%, compared to 9.3% for the corresponding period in 2014. The increase in gross margin was primarily caused by the reduction of India MSAN product related service with lower margin.

Full year 2015 and 2014

Gross profit was $27.9 million and gross margin was 23.8% for 2015, compared to $22.1 million and 17.1% for 2014.

Non-GAAP gross profit was $21.5 million and gross margin was 21.2% for 2015, compared to $22.2 million and 17.7% for 2014.

•	Non-GAAP gross profit for equipment sales for 2015 was $21.3 million, a decrease of 1.4% from $21.6 million for 2014. Non-GAAP gross margin for equipment sales for 2015 was 27.3%, compared to 21.2% for 2014. The increase in gross margin was primarily caused by the favorable mix of relatively high margin PTN products sales in Japan.

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

•	Non-GAAP gross profit for equipment-based services for 2015 was $0.2 million, compared to gross profit of $0.5 million for 2014. Non-GAAP gross margin for equipment-based services for 2015 was 0.7%, compared to 2.3% for 2014.

Operating Expenses

Three months ended December 31, 2015 and 2014

Operating expenses for the fourth quarter of 2015 were $5.6 million, a decrease of 40.4% from $9.5 million for the corresponding period in 2014.

Non-GAAP operating expenses for the fourth quarter of 2015 were $5.1 million, a decrease of 43.2% from $9.0 million for the corresponding period in 2014.

•	Non-GAAP selling, general and administrative (SG&A) expenses in the fourth quarter of 2015 were $2.7 million, compared to $5.3 million for the corresponding period in 2014. The decrease was mainly due to a $1.0 million legal bill reversal and decrease in professional service fee.

•	Non-GAAP research and development expenses in the fourth quarter of 2015 were $2.4 million, compared to $3.8 million for the corresponding period in 2014. The decrease was mainly due to decrease in personnel cost as a result of the cost reduction effort.

Full year 2015 and 2014

Operating expenses for 2015 were $32.9 million, a decrease of 9.2% from $36.2 million for 2014.

Non-GAAP operating expenses for 2015 were $31.4 million, a decrease of 7.7% from $34.0 million for 2014.

•	Non-GAAP selling, general and administrative expenses in 2015 were $20.1 million, compared to $22.3 million for 2014. The decrease was due to decreased personnel cost and outside service which were partially offset by the whistleblower investigation cost.

•	Non-GAAP research and development expenses in 2015 were $11.2 million, compared to $11.6 million for 2014.

Operating Income (Loss)

Three months ended December 31, 2015 and 2014

Operating income for the fourth quarter of 2015 was $2.2 million, compared to operating loss of $6.1 million for the corresponding period in 2014.

Non-GAAP operating income for the fourth quarter of 2015 was $2.7 million, compared to Non-GAAP operating loss of $5.6 million for the corresponding period in 2014.

Full year 2015 and 2014

Operating loss for 2015 was $5.0 million, compared to operating loss of $14.1 million for 2014.

Non-GAAP operating loss for 2015 was $9.8 million, compared to Non-GAAP operating loss of $11.8 million for 2014.

Other Income (Expense), Net

Three months ended December 31, 2015 and 2014

Net other expense for the fourth quarter of 2015 was $1.2 million, compared to net other expense of $0.3 million for the corresponding period in 2014. Net other expense in the fourth quarter of 2015 primarily consisted of $2.3 million provision for loan to UiTV Media (UiTV), which was partially offset by $0.3 million of foreign exchange income and $0.3 million gain from Cortina System, Inc. (Cortina) investment. Net other expense in the fourth quarter of 2014 primarily consisted of $0.4 million of foreign exchange loss mainly due to the depreciation of RMB against the U.S. dollar.

Full year 2015 and 2014

Net other income for 2015 was $3.5 million, compared to net other expense of $2.2 million for 2014. Net other income in 2015 primarily consisted of $2.8 million impairment reversal of the ESA Loan, $1.1 million interest income from ESA Loan and $1.5 million gain from Cortina investment which was partially offset by the $2.3 million provision for loan to UiTV. Net other expense in 2014 primarily consisted of $2.8 million impairment of the ESA Loan and $0.6 million foreign exchange loss mainly due to the depreciation of the JPY against the U.S. dollar, which were partially offset by $1.0 million gain from the tax reversal due to expiration of the statute of limitations.

Equity Pick Up of Losses of an Associate

After the Company’s preferred stock investment in UiTV was reduced to zero in fourth quarter of 2014, remaining UiTV losses are fully applied against the Company’s convertible bond investment balance until the carrying value of the convertible bond investment balance is reduced to zero.

Three months ended December 31, 2015 and 2014

Equity pick up of losses of UiTV was $3.1 million for the fourth quarter of 2015, compared to $4.4 million for the corresponding period in 2014. In the fourth quarter of 2015, $3.1 million pick up losses represented 100% of UiTV losses. In the fourth quarter of 2015, $4.4 million pick up losses included $0.8 million represented 49% of UiTV losses and $3.6 million represented 100% of UiTV losses.

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

Full year 2015 and 2014

Equity pick up of losses of UiTV was $13.3 million for 2015, compared to $8.9 million for 2014. In 2015, $13.3 million pick up losses represented 100% of UiTV losses. In 2014 $8.9 million pick up losses included $5.3 million represented 49% of UiTV losses and $3.6 million represented 100% of UiTV losses.

Investment Impairment

Three months ended December 31, 2015 and 2014

Investment impairment was $9.5 million for the fourth quarter of 2015, compared to $2.4 million for the corresponding period in 2014. In the fourth quarter of 2015, $9.5 million investment impairment included $2.8 million impairment for aioTV, Inc. (aioTV) and $6.7 million impairment for UiTV. In the fourth quarter of 2014, $2.4 million investment impairment was for UiTV.

Full year 2015 and 2014

Investment impairment was $9.5 million for the fourth quarter of 2015, compared to $3.9 million for 2014. In 2015, $9.5 million investment impairment included $2.8 million impairment for aioTV and $6.7 million impairment for UiTV. In 2014, $3.9 million investment impairment included $1.5 million impairment for Cortina and $2.4 million impairment for UiTV.

Net Loss

Three months ended December 31, 2015 and 2014

Net loss attributable to UTStarcom’s shareholders for the fourth quarter of 2015 was $12.0 million, compared to net loss of $14.2 million for the corresponding period in 2014. Basic net loss per share for the fourth quarter of 2015 was $0.33, compared to basic net loss per share of $0.37 for the fourth quarter of 2014.

Non-GAAP net loss attributable to UTStarcom’s shareholders for the fourth quarter of 2015 was $13.7 million, compared to net loss of $13.7 million for the corresponding period in 2014. Non-GAAP basic net loss per share for the fourth quarter of 2015 was $0.37, compared to Non-GAAP basic net loss per share of $0.36 for the corresponding period of 2014.

Full year 2015 and 2014

Net loss attributable to UTStarcom’s shareholders for 2015 was $19.7 million, compared to net loss of $30.3 million for 2014. Basic net loss per share for 2015 was $0.53, compared to basic net loss per share of $0.81 for 2014.

Non-GAAP net loss attributable to UTStarcom’s shareholders for 2015 was $24.5 million, compared to net loss of $28.0 million for 2014. Non-GAAP basic net loss per share for 2015 was $0.66, compared to Non-GAAP basic net loss per share of $0.75 for 2014.

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

Cash Flow

•	Cash provided by operating activities for the fourth quarter of 2015 was $6.5 million.

•	Cash used in investing activities for the fourth quarter of 2015 was $1.1 million.

•	Cash used in financing activities for the fourth quarter of 2015 was $0.2 million, primarily due to the share repurchases executed during the quarter.

•	Cash used in operating activities for the year ended December 31, 2015 was $11.6 million.

•	Cash provided by investing activities for the year ended December 31, 2015 was $17.4 million, mainly due to proceeds from the IPTV convertible bond, ESA Loan, and Cortina investment.

•	Cash used in financing activities for the year ended December 31, 2015 was $3.7 million, mainly due to the share repurchase.

As of December 31, 2015, UTStarcom had cash and cash equivalents of $77.1 million.

Overview of Recent Key Events

Changes of the Company Management

On January 10, 2016, The Company named Mr. Tim Ti as the Chief Executive Officer. The Board appointed Mr. Guoping Gu as the new director which was effective January 11, 2016, and Mr. William Wong resigned from the Board. On January 15, 2016, The Company promoted Dr. Zhaochen Huang as the Chief Operating Officer.

Returning Cash to Shareholders

In November 2014, the Company’s Board of Directors approved a share repurchase program of up to $40 million of its outstanding shares over the following 24 months to enhance shareholder value as part of the Company’s longstanding commitment to shareholders. As of March 9, 2016, the Company has repurchased shares of approximately $4.7 million in value.

Business Outlook

The company will continue to execute the strategic transformation that was announced in June 2015 which focused on profitability and operating cash flow. The Company believes that the improvement in business fundamentals is the necessary first step to achieve sustainable future growth in the long run.

For the first quarter of 2016, the Company expects to generate non-GAAP revenue in the range of $15 million to $20 million.

Mr. Ti concluded, “2016 is a transition year for UTStarcom. We will continue to focus on delivering top notch products and services to our customers and exploring opportunities in new markets. We strongly believe our effort will result in a profound transformation and lead to profitable growth.”

Fourth Quarter and Full Year 2015 Conference Call Details

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on March 11, 2016 (9:00 p.m. Beijing/Hong Kong Time on March 11, 2016).

The conference call dial-in numbers are as follows:

United States: +1-855-298-3404

New York: +1-631-514-2526

Canada: +1-855-842-3490

Hong Kong: +852-5808-3202

China: 4001-200-539

The conference ID number is 8119156

A replay of the call will be available two hours after the end of the conference until 11:59 a.m. U.S. Eastern Time on March 17, 2016.

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

The conference call replay numbers are as follows:

United States: +1-866-846-0868

Hong Kong: 800-966-697

China: 4001-842-240

International: +61-2-9641-7900

The conference ID number for accessing the recording is 8119156

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom (NASDAQ: UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming, and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Hong Kong; Tokyo, Japan; San Jose, USA; Delhi and Bangalore, India; Hangzhou, China. For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Fei Wang, Deputy Director, FP&A and IR

Email: fei.wang@utstar.com

Ning Jiang, Investor Relation

Email: njiang@utstar.com

John Evans, Petrus IR

Email: utsi@petrusir.com

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	December 31,
	2015	2014
ASSETS	(In thousands, except par value)
Current assets:
Cash and cash equivalents	$77,050	$77,824
Short-term investments	-	2,299
Accounts and notes receivable, net	17,936	16,690
Inventories and deferred costs	42,969	75,916
Prepaids and other current assets	23,652	33,068
Total current assets	161,607	205,797
Long-term assets:
Property, plant and equipment, net	1,510	3,037
Long-term deferred costs	332	4,956
Other long-term assets	42,431	65,273
Total long-term assets	44,273	73,266
Total assets	$205,880	$279,063

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$16,400	$29,769
Customer advances	30,976	49,244
Deferred revenue	16,965	26,819
Other current liabilities	33,447	23,582
Total current liabilities	97,788	129,414
Long-term liabilities:
Long-term deferred revenue and other liabilities	16,814	34,320
Total liabilities	114,602	163,734

Total equity	91,278	115,329
Total liabilities and equity	$205,880	$279,063

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
	(In thousands, except per share data)

Net sales	$26,061	$32,878	$117,103	$129,420
Cost of net sales	18,204	29,480	89,235	107,292
Gross profit	7,857	3,398	27,868	22,128
	30.1%	10.3%	23.8%	17.1%
Operating expenses:
Selling, general and administrative	3,185	5,663	21,515	24,515
Research and development	2,454	3,802	11,342	11,686
Total operating expenses	5,639	9,465	32,857	36,201

Operating Income (loss)	2,218	(6,067)	(4,989)	(14,073)

Interest income, net	166	346	481	501
Other income (expense), net	(1,235)	(331)	3,489	(2,249)
Equity losses of an associate	(3,142)	(4,444)	(13,251)	(8,878)
Investments Impairment	(9,549)	(2,402)	(9,549)	(3,947)
Loss before income taxes	(11,542)	(12,898)	(23,819)	(28,646)
Income taxes benefit(expense)	(369)	(1,268)	4,162	(1,618)
Net loss	(11,911)	(14,166)	(19,657)	(30,264)
Net loss attributable to noncontrolling interests	(80)	-	-	-
Net loss attributable to UTStarcom Holdings Corp.	$(11,991)	$(14,166)	$(19,657)	$(30,264)

Net loss per share attributable to UTStarcom Holdings Corp.—Basic and diluted	$(0.33)	$(0.37)	$(0.53)	$(0.81)
Weighted average shares outstanding—Basic and diluted	36,682	37,915	37,003	37,380

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(11,911)	$(14,166)	$(19,657)	$(30,264)
Depreciation and amortization	624	612	2,202	2,654
Provision for (recovery of ) doubtful accounts	(18)	3	79	49
Stock-based compensation expense	500	440	1,546	2,289
Net loss(gain) on disposal of assets	(229)	215	180	219
Gain on release of tax liability due to expiration of the statute of limitations	-	-	(7,747)	(992)
Deferred income taxes	1,078	(393)	1,030	(424)
Equity losses of an associate	3,142	4,444	13,251	8,878
Investments Impairment	9,549	2,402	9,549	3,947
Loss on CTA recognition from liquidation subsidiaies	-	121	-	121
Gain on sale of investments	(278)	-	(1,529)	-
Provision for (recovery of) Loan to ESA	-	-	(2,788)	2,788
Provision for Loan to UiTV	2,250	-	2,250	-
Changes in operating assets and liabilities:	1,840	(3,232)	(10,002)	(4,877)
Net cash provided by (used in) operating activities	6,547	(9,554)	(11,636)	(15,612)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(34)	(113)	(917)	(1,298)
Payment for NGN divestiture	-	-	-	(804)
Loan to UiTV	-	-	(1,170)	(1,080)
Change in restricted cash	(765)	(1,412)	707	(3,526)
Repayment of Loan to ESA	-	-	5,963	-
Purchase of an investment interest	(500)	-	(500)	-
Procceds from refund of investment interests	182	932	10,265	932
Proceeds from sale of short term investments	-	-	3,076	-
Net cash provided by (used in) investing activities	(1,117)	(593)	17,424	(5,776)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares	40	-	40	5,340
Repurchase of ordinary shares	(245)	(443)	(3,696)	(10,308)
Net cash used in financing activities	(205)	(443)	(3,656)	(4,968)
Effect of exchange rate changes on cash and cash equivalents	(2,252)	(2,125)	(2,906)	(3,593)
Net increase (decrease) in cash and cash equivalents	2,973	(12,715)	(774)	(29,949)
Cash and cash equivalents at beginning of period	74,077	90,539	77,824	107,773
Cash and cash equivalents at end of period	$77,050	$77,824	$77,050	$77,824

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses, one-time India DoT related and China IPTV- related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Three months ended December 31,		Twelve months ended December 31,
	2015	2014	2015	2014
	(in thousands, except per share data)
Non-GAAP Revenue	$25,688	$28,682	$101,635	$125,155
Non-GAAP Gross profit	7,856	3,414	21,515	22,188
Non-GAAP Gross Margin %	30.6%	11.9%	21.2%	17.7%
Non-GAAP Operating Income (loss)	2,718	(5,627)	(9,836)	(11,784)
Non-GAAP Net loss attributable to UTStarcom	$(13,665)	$(13,726)	$(24,504)	$(27,975)
Non-GAAP Net loss per share attributable to UTStarcom Holdings Corp.—Basic and diluted	$(0.37)	$(0.36)	$(0.66)	$(0.75)
Weighted average shares outstanding—Basic and diluted	36,682	37,915	37,003	37,380

The information contained herein may not be copied, adapted or distributed and is not warranted to be accurate, complete or timely. The user assumes all risks for any damages or losses arising from any use of this information, except to the extent such damages or losses cannot be limited or excluded by applicable law. Past financial performance is no guarantee of future results.

UTStarcom Holdings Corp.

GAAP to Non-GAAP Reconciliation

	Three months Ended December 31,		Twelve months Ended December 31,
	2015	2014	2015	2014
	(in thousands, except per share data)
Reconciliation of Revenue
GAAP Net revenue	$26,061	$32,878	$117,103	$129,420
Less: India DoT revenue			11,839
Less: China IPTV revenue	373	4,196	3,629	4,265
Non-GAAP Net revenue	$25,688	$28,682	$101,635	$125,155

GAAP Gross Margin
US. GAAP as reported	$7,857	$3,398	$27,868	$22,128
Less: India DoT gross profit			6,393
Add: Stock based compensation - COGS	(1)	16	40	60
Non-GAAP Gross Margin	$7,856	$3,414	$21,515	$22,188

Reconciliation of Operation Income(loss)
GAAP Operation Income(loss)	$2,218	$(6,067)	$(4,989)	$(14,073)
Less: India DoT gross profit			6,393
Add: Stock based compensation	500	440	1,546	2,289
Non-GAAP Operation Income(loss)	$2,718	$(5,627)	$(9,836)	$(11,784)

Reconciliation of Net Income(loss)
GAAP Net loss	$(11,991)	$(14,166)	$(19,657)	$(30,264)
Less: India DoT gross profit			6,393
Less: India DoT tax provision	(2,174)		-
Add: Stock based compensation	500	440	1,546	2,289
Non-GAAP Net loss	$(13,665)	$(13,726)	$(24,504)	$(27,975)

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